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File No. 040981-0037

October 1, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief Regan Ruairi Brian Cascio, Accounting Branch Chief Jong Hwang

Re:	Avago Technologies Limited Amendment No. 1 to Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 1, four of which have been marked to show changes from the original filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on September 17, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Prospectus Cover Page

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document.

Response: The Company confirms that any preliminary prospectus the Company circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document.

October 1, 2008

Enforcement of Civil Liabilities, pages ii and 29

2.	We note your statement that, because there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments, a U.S. court judgment based on civil liability, whether or not predicated solely upon the federal securities laws, would not be “automatically enforceable” in Singapore. Plainly disclose whether an investor would have difficulty bringing an action in a Singapore court to enforce a U.S. court judgment based upon the civil liabilities of the U.S. federal securities laws against you and your non-U.S. officers, directors and principal shareholders.

Response: The Company has revised its disclosure in Amendment No. 1 to plainly disclose that it may be difficult for an investor to enforce against the Company, its directors or officers in Singapore judgments obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws.

Industry and Market Data, page ii

3.	Please tell us whether you commissioned the third-party data, whether the data was prepared for use in the registration statement, and whether you were related to the third parties who provided the data. Also tell us whether you received the consent of the third parties to use their data as you have in your registration statement.

Response: The Company’s source for third-party market data in the Registration Statement, World Semiconductor Trade Statistics (“WSTS”), is a service organization for the world semiconductor industry, which among other things collects and publishes data relating to trade net shipments as well as semiconductor industry annual reports and forecasts. WSTS is primarily funded by membership fees of participating semiconductor companies, and these members, including the Company, submit revenue data that is used by WSTS to generate reports and forecasts in the semiconductor industry. According to WSTS, their 70 member companies represent close to 80% of the world semiconductor market. Avago has been a member since its formation in 2005, paid membership fees and contributed its revenue information to WSTS. Avago’s predecessors, the semiconductor divisions of Agilent Technologies, Inc. (“Agilent” or “Predecessor”) and Hewlett-Packard Company, were also members of WSTS. The WSTS data included in the Registration Statement was not commissioned by the Company or prepared for use in the Registration Statement. The WSTS data included in the Registration Statement is free to its members and publicly available for a subscription fee.

WSTS has not provided its consent to the Company’s use of its name and data in the Registration Statement. The Company respectfully submits that the Company does not believe such consent is necessary because the WSTS reports and data contained in the Registration Statement were not prepared for or on behalf of the Company, are generally available to the public, and were not prepared in contemplation of a securities offering by the Company or any other party. Accordingly, the Company does not believe that the above-referenced statistical data qualifies as a quote from the report of an expert within the meaning of Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.

Overview, page 1

4.	If you elect to highlight your “diversified…customer base of approximately 40,000 customers…,” please provide an equally prominent summary of your customer

October 1, 2008

concentration as mentioned on page 19.

Response: The Company has revised its disclosure in Amendment No. 1 to provide a summary of customer concentration in the “Prospectus Summary” and otherwise clarified this disclosure.

5.	Please tell us the objective criteria used to determine which customers to highlight in your summary; tell us whether you have identified all customers who satisfy these criteria. Please also provide us similar information regarding the customers identified in the table on page 80.

Response: The Company has adjusted the customer names included in Amendment No. 1 based on information as of August 3, 2008, the end of the Company’s third fiscal quarter. The criteria used to determine the original equipment manufacturers (“OEMs”) first identified on page 2 is that each of these OEM customers was among the top 15 OEM customers by revenue for the first three quarters of fiscal year 2008. The criteria used to determine the major end customers identified on page 84 of Amendment No. 1 is that in each target market, each of these end customers was among the top 7 end customers by revenue for the first three quarters of fiscal year 2008. Revenues include direct sales to these customers combined with indirect sales made on behalf of the customer to contract manufacturers that these customers utilize. The Company has not identified all customers who satisfy these criteria, because it is not possible to obtain comprehensive data on indirect sales to every customer.

6.	If you elect to highlight your revenues, please provide an equally prominent summary of your net income/loss.

Response: The Company has revised its disclosure in Amendment No. 1 to provide a summary of net income/loss in the “Prospectus Summary.”

Risk Factors, page 4

7.	We note that you currently include in your prospectus summary separately captioned and explained paragraphs that describe your strengths and strategies while merely including a one-sentence cross-reference to your risks and challenges. If it is appropriate to include this level of detail regarding your strengths and strategies in your summary, you should balance your disclosure with equally prominent disclosure of your risks and challenges.

Response: The Company has revised its disclosure in Amendment No. 1 to provide further details regarding the risks facing its business in the “Prospectus Summary.”

Risk Factors, page 10

8.	Your risk factors must immediately follow your one-page prospectus cover or your prospectus summary. While we do not object to the information on your table of contents page, please relocate other disclosure to a more appropriate section of your document.

Response: The Company has revised its disclosure in Amendment No. 1 to relocate the disclosure in question to a later section of the document.

Risks relating to our Business, page 10

We operate in the highly cyclical semiconductor industry, page 10

October 1, 2008

9.	Please tell us whether you have any more current data than the 2001 information you cite.

Response: The Company respectfully submits that while there are more recent semiconductor industry reports published by WSTS, 2001 data was chosen for this disclosure because the 32% market decline in 2001 illustrates the historical potential for a very significant market downturn in the semiconductor industry. The semiconductor industry has not experienced a greater annual downturn since 2001.

We utilize a significant amount of intellectual Property in our business…, page 18

10.	If you currently conduct, or expect to conduct, a material portion of your business in the People’s Republic of China (“PRC”), then identify the PRC as one of be jurisdictions in which intellectual property protection has been weak.

Response: The Company has only 83 of its approximately 3,600 employees in the PRC. While the Company sources products and services in the PRC, the end market for these products is generally industrialized economies which have in place varying legal regimes relating to intellectual property protection. Accordingly, the Company does not believe that a specific call-out of the PRC would be helpful, but instead has modified the disclosure to attempt to clarify its intended risk factor.

We generally do not have any long-term supply contracts, page 20

11.	Please reconcile the first paragraph of this risk factor regarding the absence of long-term contracts with the third paragraph regarding long-term contractual commitments. File material contracts as exhibits to your registration statement.

Response: The Company respectfully submits that the language in the third paragraph was intended to convey that often in the early stages of a new business relationship there is a need to offer more significant commitments (volume or otherwise) in order to attract a higher caliber business partner who is likely to be in higher demand. Generally, however, no long-term contractual commitments exist since the business is typically conducted on a purchase order basis. The Company has revised its disclosure in Amendment No. 1 to clarify the intended disclosure.

The Company respectfully submits that its contracts with suppliers and contract manufacturers are typically conducted on a purchase order basis as disclosed in the Registration Statement. The Company submits that, by their nature, these purchase orders do not qualify as “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. As indicated in the first paragraph of the risk factor, the fundamental economic substance and the primary reason for the risk factor is that the Company relies as a business matter on the willingness of the suppliers and similar parties to accept future purchase orders. There is no contractual assurance that those future purchase orders will be accepted.

The Company has again reviewed its files and determined that none of its supply agreements represent individually material future contractual commitments. In this respect, the Company respectfully refers the Staff to its “Contractual Commitments” disclosure in the “Management’s Discussion and Analysis of Financial Position and Results of Operation” whereby it disclosed that, at October 31, 2007, the aggregate of all future purchase obligations across all vendors was $25 million (1.6 percent of revenue for that year).

October 1, 2008

We rely on third parties, page 20

12.	Please file as exhibits to your registration statement the agreements that generate this risk.

Response: The Company has reviewed this matter and respectfully submits that it is not party to any contract of the sort described in this risk factor which individually represents a material contract for purposes of Item 601(b)(10) of Regulation S-K. The Company’s IT outsourcing program involves multiple vendors and multiple contracts with vendors. As of September 2008, the largest single contract for services of the type described in the risk factor presently represents an annual expenditure of approximately $9 million per year. This amount represents only 0.6 percent of the Company’s total costs and expenses for the four quarters ended August 3, 2008.

We will be required to assess our internal control over financial reporting, page 26

13.	Please tell us how you concluded that you will be required to comply with the management’s reporting obligation for your year ending October 31, 2008 and the auditor’s reporting obligation for your year ending October 31, 2009. Include in your response the specific authority on which you rely.

Response: The disclosure in the Registration Statement assumes that the Company’s initial public offering is completed prior to November 2, 2008 (the end of its current fiscal year) and it is an “accelerated filer” on the last day of its second fiscal quarter in fiscal year 2009. The Company is entitled to defer compliance with Section 404 in the year of its initial public offering by operation of Instruction 1 to Item 308 of Regulation S-K. See also Commission Release No. 33-8760. However, the Company intends to adopt the phase-in period for Section 404(a) of the Sarbanes-Oxley Act to which its subsidiary, Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a voluntary filer with outstanding debt securities, is subject. Avago Finance’s phase-in schedule for Section 404(a) compliance is established by Item 308T of Regulation S-K since it is not an accelerated filer. The disclosure in Amendment No. 1 has been modified to clarify the foregoing.

The Company intends to reconsider its position and related disclosure if its initial public offering is not completed by November 2, 2008, the end of its current fiscal year.

The indentures, page 28

14.	If any of your debt obligations provide that a default under other obligations is also considered to be a default under that debt obligation, please clarify the extent of such cross-default clauses.

Response: The Company has revised its disclosure in Amendment No. 1 to include a description of the cross-default provisions in the Company’s debt instruments.

For a limited period of time…, page 29

15.	Please clarify whether the number of shares that could be issued as a result of the previously approved general authority is unlimited and includes preference shares. If the new shares could have preferential voting rights, please say so directly.

October 1, 2008

Response: The Company has revised its disclosure in Amendment No. 1 to include the requested disclosure regarding the nature of the advance approval.

Use of Proceeds, page 37

16.	Please quantify the redemption premium and accrued interest to be paid with proceeds of this offering.

Response: The Company has revised its disclosure in Amendment No. 1 to contemplate the requested information. This information will be completed when pricing information is inserted and a closing date for the offering can be estimated. An estimated closing date is necessary to calculate the requested amounts.

Cash and Capitalization, page 39

17.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: The Company has revised its disclosure in Amendment No. 1 to remove the caption relating to cash and cash equivalents from its presentation of capitalization.

Management’s Discussion and Analysis…, page 45

Stock Based Compensation, page 53

Note 11. Stock-Based Compensation, page F-42

18.	Please revise to disclose the specific assumptions and methodologies used by your Board of Directors to estimate the fair value of your ordinary shares for purposes of determining share-based compensation expense. In addition, disclose your assumption for the likelihood of a liquidity event, such as an initial public offering, and indicate how this was determined. Disclose the estimated fair value of your ordinary shares at the date of each option issuance in the year preceding the contemplated offering. In addition, tell us when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of pricing discussions.

Response: The Company has revised its disclosure in Amendment No. 1 to disclose the specific assumptions and methodologies used by the Board of Directors to estimate the fair value of the ordinary shares for purposes of determining share-based compensation expense.

The Company supplementally advises the Staff that it performed a contemporaneous valuation of its ordinary shares as of July 1, 2008 to determine the fair value for option grants made in July 2008 and for purposes of determining share-based expense at period end for performance-based options which are accounted for under APB 25.

This valuation was prepared using the market-comparable approach and income approach to estimate the aggregate enterprise value. The Company also performed contemporaneous valuations in fiscal year 2007 and through April 2008 using the market-comparable approach.

The market-comparable approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions.

October 1, 2008

Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

The Company prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

The Company also considered the fact that its shareholders cannot presently transfer ordinary shares in the public markets or otherwise, except for highly limited transfers among family members. The estimated fair value of the Company’s ordinary shares at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. In the determination of fair value of the ordinary shares, the non-marketability discount was 25% as of May 4, 2008 and October 31, 2007, and decreased to 10.5% in July 2008. In April 2008, the Company was not contemplating an initial public offering and thus a discount of 25% was considered appropriate. The discount was reduced to 10.5% in July 2008 based on the expectation of a liquidity event within the next 12 months.

The valuation as of July 1, 2008 resulted in a value of its ordinary shares of $10.68 per share.

The following table shows the share option activity over the past four quarters, including the weighted-average exercise price per share, weighted-average fair market value of the ordinary shares for financial reporting purposes:

Date of Grant	Number of Options Granted	Weighted Average Exercise Price Per Share	Weighted Average Fair Value of Ordinary Shares Per Share
Three Months Ended:
October 31, 2007	565,000	$10.22	$10.22
February 3, 2008	646,166	$10.22	$10.22
May 4, 2008	1,700,000	$10.22	$10.22
August 3, 2008	1,633,400	$10.62	$10.62

October 1, 2008

As a further reference point, in connection with the acquisition of the Company from Agilent on December 1, 2005, the equity investors who sponsored that transaction purchased a control position in the Company for $5.00 per ordinary share.

The Company believes that it has used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of the ordinary shares.

Discussions with Underwriters

In connection with the selection of underwriters for the Company’s proposed initial public offering, representatives from the Company interviewed nine investment banking firms on July 10 and 11, 2008. The investment banks interviewed were asked to prepare their presentation materials solely based on publicly available information and limited information provided by the Company, and were not permitted to conduct any due diligence procedures. The equity value estimates contained in the presentations made by the nine investment banks ranged from $2.8 billion to $4.5 billion.

The Company held an organizational meeting with the managing underwriters and other members of the working group on July 28, 2008. The Company provided only limited financial information at that meeting, and there was no substantive discussion of the Company’s valuation or a price range for the proposed offering of ordinary shares.

On August 18, 2008, the Company met with several research analysts to provide information regarding the Company’s technology, manufacturing process, sales and marketing approach and historical financials. The Company did not discuss valuations with such research analysts.

At a board meeting held on August 20, 2008, representatives of the underwriters met with certain members of management of the Company and the Board of Directors of the Company. During the meeting, the underwriters provided an IPO valuation matrix based on a fiscal year 2009 earnings forecast. At this meeting, based on information provided to the underwriters by the Company, the then-current economic and stock market conditions and market valuations of publicly traded companies that the underwriters believed to be comparable to the Company, the underwriters estimated a preliminary equity value for the Company of between $3.3 billion and $3.7 billion. This value was arrived at by applying price-earnings multiples to pro forma cash net income (excluding amortization of acquisition-related intangibles), and represented public trading values without any private company or similar illiquidity discount. Given volatility in the capital markets, however, the underwriters were not in a position to propose a bona fide offering range at this meeting.

The limited number of initial public offerings and disruptions in the capital markets in 2008 continue to raise concerns about the timing of the Company’s proposed initial public offering.

The Company and the underwriters have not determined a proposed bona fide initial public offering price range. The Company will promptly inform the Staff via a supplemental letter when this determination has been made.

October 1, 2008

19.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Response: The Company acknowledges the Staff’s comment.

20.	We reference the discussion in Note 2 on page 105 that during fiscal year 2007 you only expensed the performance vesting portion of options granted prior to your adoption of SFAS 123R. After the adoption of SFAS 123R you state that you expense both the time and performance vesting portions. Please tell how your accounting changed after the adoption of SFAS 123R.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that the performance-based options granted prior to the adoption of SFAS 123R were subject to variable accounting under APB 25.

The Company supplementally advises the Staff that the performance-based options granted prior to the adoption of SFAS 123R were subject to variable accounting under APB 25 and continued to be subject to variable accounting under the prospective transition method as disclosed in Note 11 to the Consolidated Financial Statements. The Company had not recorded any stock compensation under APB 25 for time-based option grants and as the minimum value method was used for pro forma disclosure purposes in fiscal year 2006, the fair value provisions of SFAS 123R were applicable to only new grants issued after the adoption of SFAS 123R.

Results of Operations, page 56

21.	Please analyze the effect of the erosion of selling prices mentioned on page 46 on the periods presented.

Response: The Company respectfully submits that it has not analyzed the erosion of average selling prices as an individual item on individual periods as this is a well-established industry trend which affects all historical and future periods. The decline in prices of established products is generally offset by higher prices of new products as well as lower costs. In order to analyze the impact on individual periods, the Company would have to arrive at attempted averages across many products to arrive at a data point the Company believes may not be a meaningful basis for comparison.

Contractual Commitments, page 68

22.	Please explain the basis for your exclusion of the amounts mentioned in the last sentence of footnote (5) to the Contractual Commitments table from that table.

Response: The Company has revised its disclosure in Amendment No. 1 to include the amounts in footnote (5) in the Contractual Commitments table.

Industry Overview, page 72

23.	Please tell us whether the industry statistics that you cite are equally applicable to the market for the “III-V based” products on which you say you focus.

October 1, 2008

Response: The Company respectfully submits that the cited market statistics for the analog market in “Industry Overview” are applicable because III-V based semiconductors are a subset of analog semiconductors. Analog is one of the commonly used main industry categories, others being digital semiconductors (e.g., microprocessors and programmable logic) and memory (e.g., DRAM and flash).

Business, page 76

24.	We note your references on pages 15 and 47 to negotiated agreements with the government of Singapore that impose operating conditions. Please describe those conditions, and file the agreements as exhibits to your registration statement.

Response: The Company has revised Amendment No. 1 to expand the disclosure regarding the operating conditions applicable to the tax incentives with the Singapore government.

The Company respectfully submits that Item 601 of Regulation S-K does not require a filing of the Company’s application for tax exemptions from the Singapore government and the related documents granting that exemption. The Company recognizes that paragraph (b)(10) of Item 601 requires the filing of “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report…” The Company does not believe an application for tax exemption and a sovereign tax authority’s granting of such an application is a “contract” as that term is used in paragraph (b)(10).

In coming to this conclusion, we have conducted a number of extensive database searches of exhibits filed with the Commission in connection with registration statements or periodic reports in compliance with Item 601. In conducting our research, we identified a significant number of companies that disclosed the existence of tax arrangements with foreign sovereigns, including Bermuda, Cayman Islands, China, India, Israel, Korea, Malaysia, Singapore and Switzerland. However, the results of these searches produced no exhibit filings under Item 601(b)(10) relating to tax agreements or tax concessions with foreign sovereigns. In fact, the search only found one such agreement on file, that being an agreement with the tax authority of the Cayman Islands filed under Item 8. That agreement, however, related in part to the taxation of the shareholders of that registrant, which explains the filing under Item 8 and distinguishes those facts from the type of tax incentive obtained by Avago.

In addition, we have reviewed the final Commission releases related to Item 601 and the Staff’s Compliance & Disclosure Interpretations of Regulation S-K, which discusses Item 601 in Sections 146 and 246. None of these interpretive materials discussed an application of Item 601 to tax concessions or other similar arrangements between a registrant and a governmental entity.

The Company respectfully submits that even if paragraph (b)(10) were to be viewed as encompassing the tax incentive documentation as a “contract,” a filing would not be required. If, for the sake of argument, an award of a tax incentive is viewed as a contract, in this case, it is the kind of arrangement that the registrant would enter into in the ordinary course of its business. The Company is multi-national in its operations and as such it will be a taxpayer in a number of jurisdictions. It is ordinary for multinational entities to apply for and receive incentives and understandings with local tax authorities regarding the basis on which they will pay taxes in the jurisdictions in which they operate. Paragraph (b)(10)(ii) of Item 601 provides “if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its

October 1, 2008

subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls into one or more of the [specified] categories.” The categories specified in that subparagraph do not include applications for tax exemptions or the documents granting such exemptions. Subparagraph (B) of the specified items pertains to contracts upon which a registrant’s business is “substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” The Company does not believe the tax exemption is the type of commercial arrangement contemplated by subparagraph (B) nor a contract on which the registrant’s business depends to a material extent.

In conclusion, the Company respectfully submits that Item 601 should not be interpreted to require the filing of tax exemptions granted to registrants by U.S. or foreign governments. Consistent with this conclusion, we have not found examples of such filings by other public companies that have disclosed they are party to such arrangements, including other public companies organized under the laws of Singapore. Given that these agreements are typically the product of confidential negotiations, it would raise significant issues for foreign sovereigns if these agreements were made publicly available. The confidential treatment request process, which generally provides only limited confidentiality and which expires with the expiry of the related arrangements, would not fully address this concern.

Markets and Products, page 79

25.	We note your reference here to product families. We also note your disclosure on page 11 and in your Management’s Discussion and Analysis regarding the effects of your different product classes. Please provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

Response: The Company respectfully submits that it develops, markets and sells semiconductor products and considers its semiconductor products to be one class of products for several reasons. While each product family maintains a market-oriented focus from a marketing perspective and in its product development efforts, any innovation or invention developed by one product family is available to the others. The products are sold to the same types and/or classes of customers and also managed by a single operations and sales group. For these reasons, the Company respectfully submits to the Staff that it does not believe that it has separate product classes which would require disclosure under Item 101(c)(1)(i). The Company has, however, revised its disclosure in Amendment No. 1 to delete the reference to product category.

In order to enhance its disclosure, the Company has also revised the disclosure in “Management’s Discussion and Analysis of Financial Position and Results of Operation” in Amendment No. 1 to provide disclosure and discussion of net revenues by target market.

Research and Development, page 81

26.	Please disclose the material terms of the agreements that you mention in the third paragraph, including the duration and termination provisions and the material obligations of the parties. Please provide similar information regarding your arrangements with your major distributors mentioned in the next subsection. File material agreements as exhibits to your registration statement.

October 1, 2008

Response: The Company is not party to any agreements of the type described in the third paragraph of the section captioned “Research and Development” that it views as material.

The Company’s largest distributor relationships are with Avnet, Inc. and Arrow Electronics, Inc. The Company will file the Arrow distribution agreement as an exhibit to the Registration Statement prior to effectiveness. The Company supplementally advises the Staff that there is no distribution agreement between the Company and Avnet (the parties conduct business in a purchase order fashion).

Competition, page 82

27.	Please identify your competitive position relative to your competitors in each segment where you compete. For example, from your existing disclosure, it is unclear whether the technical specifications that you cite at the bottom of page 79 provide you a competitive advantage.

Response: The Company has revised its disclosure in Amendment No. 1 to identify its competitive position relative to its competitors in each of its target markets.

Intellectual Property, page 83

28.	Please disclose when your patents expire.

Response: The Company has revised its disclosure in Amendment No. 1 to disclose when its patents expire.

29.	We note your references to licenses here and on pages 18 and 19. Please disclose the material terms of the licenses, including the duration and termination provisions and the material obligations of the parties. File material licenses as exhibits to your registration statement.

Response: The Company has reviewed this matter and respectfully submits that it is not party to any license of the sort described in this risk factor which individually represents a material contract for purposes of Item 601(b)(10) of Regulation S-K. The Company believes that licenses of this sort are commonly made in the ordinary course of business by semiconductor companies as contemplated by Item 601(b)(10)(ii). Consistent with this industry practice, the Company as a routine matter enters into and renews licenses governing intellectual property with other industry participants. In response to this comment, the Company has also examined the exceptions contained Items 601(b)(10)(ii)(A) through (D), and concluded that none of the agreements to which it is a party individually satisfies any of those exceptions. In addition, based on this analysis the Company has in Amendment No. 1 omitted reference to any particular license in this risk factor.

Facilities, page 85

30.	Please disclose when material leases expire.

Response: The Company has revised its disclosure in Amendment No. 1 to disclose when its material leases expire.

Environmental, page 85

31.	We note that your statement regarding compliance is limited to your properties and facilities. Please tell us whether you know or have reason to believe that your suppliers or contractors are non-compliant, and provide your analysis of the materiality of any such non-compliance.

Response: The Company respectfully informs the Staff that as a general policy the Company’s contracts with its suppliers and contractors require such parties to comply with all applicable laws, including environmental laws. In many cases, the contracts require the supplier or

October 1, 2008

contractor to certify as to its compliance with environmental laws, such as the Restrictions of Hazardous Substances Directive, Waste Electrical and Electronic Equipment Directive, etc. The Company has no knowledge of any present non-compliance by its suppliers or contractors as to environmental matters in respect of which the Company expects to have material liability.

32.	In an appropriate section of your document, please describe the regulations that generate the risk factors on page 24 and describe any material non-compliance.

Response: The Company has revised its disclosure in Amendment No. 1 to include the requested information.

Legal Proceedings, page 86

33.	Please provide us your analysis supporting your conclusion that you need not disclose the information required by Regulation S-K Item 103 for the pending patent claims mentioned here and on page 18. In your response, include the portion of your business that relies on the patents in dispute.

Response: The Company’s legal department monitors carefully and regularly evaluates the Company’s pending disputes, including those relating to intellectual property. As indicated in the Company’s risk factor disclosure, the semiconductor industry is characterized by companies holding large portfolios of intellectual property and by the vigorous pursuit, protection and enforcement of intellectual property rights. As such, the semiconductor business is a business which ordinarily results in routine intellectual property claims as contemplated by Instruction 1 to Item 103.

Even if Instruction 1 would not be deemed to exclude disclosure under Item 103, Instruction 2 also excludes disclosure with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis. It is the Company’s view that all of the intellectual property claims presently pending against it are primarily claims for damages. As of August 3, 2008, 10 percent of the Company’s consolidated current assets is $58.3 million which significantly exceeds the largest amount ever paid by the Company to resolve an intellectual property dispute, and in the Company’s opinion also significantly exceeds the amount reasonably at issue in any intellectual property matter that it is presently defending.

Executive Compensation, page 93

Base Salary, page 96

34.	Please disclose the targets mentioned in clause (i) on page 96, and discuss how those targets resulted in the 2008 merit increases mentioned on page 97.

Response: The Company respectfully submits that the targets are not material to an understanding of the compensation paid to its named executive officers since the number of targets is such that the achievement or failure to achieve any one target will not have a material impact on whether the named executive officer receives an increase in base salary. The Company has revised its disclosure in Amendment No. 1 to give examples of the types of targets set for the named executive officers to provide better insight into compensation policies of the Company. The Company has also revised its disclosure to include a discussion of the factors leading to the 2008 merit increases.

October 1, 2008

35.	Please disclose whether Mr. Bettinger’s salary is the average indicated in the market survey data. Also disclose the extent to which the salary was adjusted from the market survey data based on “experience” and “level and responsibility of the position;” discuss how the extent of the adjustment was determined.

Response: The Company has revised its disclosure in Amendment No. 1 to indicate the average in the market survey data. Mr. Bettinger’s experience and the responsibility of his position as chief financial officer factored into the compensation committee’s analysis in determining and negotiating Mr. Bettinger’s starting salary; however, these factors were not separately analyzed and a quantitative analysis of their impact was not conducted by the compensation committee. Instead, the compensation committee used the experience and judgment of its members after reviewing these factors and engaging in arms length negotiations with Mr. Bettinger in setting Mr. Bettinger’s base salary. The Company has revised its disclosure to reflect the compensation committee’s process.

Annual Cash Incentive Program, page 98

36.	Please clarify how the factors mentioned in the third paragraph resulted in the participation rates disclosed in the table on the next page. For example, did you use the average Market Salary Survey data? How and why was that rate adjusted by the rate used by Agilent? How and why was the rate further adjusted based on the committee’s experience with similar programs?

Response: Each of the factors mentioned in the third paragraph were reviewed by the compensation committee prior to establishing the participation rates of the Company’s named executive officers. The compensation committee did not follow a formula or otherwise weigh any of the factors but rather used the factors as general background information prior to determining the participation rates of the named executive officers. The Company has revised its disclosure to reflect this process.

37.	Please provide specific disclosure regarding what factors were considered by the compensation committee in determining the amount of the additional discretionary bonus awarded to Bien-Ee Tan. Please refer to Regulation S-K Item 402(b)(2)(v) and (vii).

Response: The Company has revised its disclosure in Amendment No. 1 to discuss the factors the compensation committee considered in determining Mr. Tan’s discretionary bonus.

38.	Please show us how the percentages in the table on page 99 resulted in the numbers in the table on page 106.

Response: The amounts in the target column of the Grants of Plan-Based Awards in Fiscal Year 2007 Table can be calculated by multiplying a named executive officer’s 2007 base salary times the amount listed for such named executive officer in the “Participation Rate as a Percentage of Base Salary” column in the referenced table. The amount calculated for Mr. Bian-Ee Tan using this method varies slightly because of currency exchange rate fluctuations. The Company has revised its disclosure in Amendment No. 1 to include an example of this calculation.

39.	Please clarify how the amount of Mr. Ingram’s mortgage subsidy substitute was determined and when it expires.

October 1, 2008

Response: The amount of Mr. Ingram’s mortgage subsidy substitute in 2007 was determined based on the mortgage subsidy Mr. Ingram would have been entitled to had he remained employed by the Company’s predecessor, Agilent. Agilent’s obligation with respect to Mr. Ingram’s mortgage subsidy would have run through July 31, 2010, with decreasing amounts becoming payable each year. The Company is under no obligation to make the payment to Mr. Ingram and may increase or decrease it at any time, in its discretion. The Company has revised its disclosure in Amendment No. 1 to reflect how the mortgage subsidy substitute was determined.

Equity Incentive Compensation, page 100

40.	Please discuss the performance-based vesting targets for the period covered by your Compensation Discussion and Analysis and whether the targets were achieved.

Response: The Company has revised its disclosure in Amendment No. 1 regarding the performance-based vesting targets for fiscal year 2007 and the Company’s achievement with respect to such targets.

Summary compensation table, page 105

41.	Please reconcile the discretionary bonus and non-equity incentive plan compensation awarded to Mr. Stewart shown in the summary compensation table with the amounts shown in the table on page 99.

Response: The Company has revised the referenced disclosure to reflect the proper split between Mr. Stewart’s bonus that was earned based on performance and that which was discretionary.

42.	Please clarify how you “imputed income” from the group term life insurance.

Response: “Imputed income” is the amount of income imputed to a named executive officer for the purchase of group term life insurance by the Company and represents the premiums paid by the Company for group term life insurance for the benefit of named executive officers. Since the purchase of group term life insurance by the Company is a benefit available to all employees on the same terms, the Company has revised its disclosure in the Summary Compensation Table to exclude this imputed income.

43.	Please explain the Malaysian Employee Provident Fund mentioned in footnote 7. Also tell us where the $143,217 mentioned in that footnote is included in the table.

Response: The Malaysian Employee Provident Fund is an employee provident fund maintained by the Malaysian government for the benefit of Malaysian employees. Payments of 11 percent of a Malaysian employee’s salary are required by Malaysian law to be made to the Malaysian Employee Provident Fund and the Company makes an additional 3 percent of salary contribution to the Malaysian Employee Provident Fund voluntarily. Since these contributions are made for all Malaysian employees on a non-discriminatory basis, the Company has removed their disclosure from the Summary Compensation Table.

44.	We note the changed vesting schedule mentioned in footnote 9. Please tell us why those options are not reported in the option grants table per instructions to Regulation S-K Item 402(d).

October 1, 2008

Response: The Company respectfully submits that the vesting of Mr. Stewart’s options was accelerated after the end of fiscal year 2007. If Mr. Stewart had not remained employed by the Company through November 1, 2007, Mr. Stewart would not have been entitled to this accelerated vesting. If Mr. Stewart is a named executive officer for fiscal year 2008, the Company will include the accelerated vesting of his options in the table for fiscal year 2008.

2007 Non-Qualified Deferred Compensation, page 108

45.	Please provide the disclosure addressed in Regulation S-K Item 402(i)(3).

Response: The Company has revised the Non-Qualified Deferred Compensation Table in Amendment No. 1 to include the disclosure addressed in Regulation S-K Item 402(i)(3).

46.	Please reconcile the amounts in column (c) with the information in your summary compensation table.

Response: The Company has revised the Summary Compensation Table in Amendment No. 1 to include the amounts in column (c) of the Non-Qualified Deferred Compensation Table.

James Stewart, page 111

47.	We note that the separation agreement occurred before the end of the fiscal year. Please tell us how these amounts are reflected in the summary compensation table.

Response: The Separation Agreement entered into with Mr. Stewart was entered into prior to the end of fiscal year 2007 but was not effective until December 1, 2008 and required his continued service through such date in order for Mr. Stewart to remain eligible for the benefits provided therein. Accordingly, the Company respectfully submits that the compensation payable related to fiscal year 2008.

Potential Severance Payments, page 111

48.	Please clarify how actual severance payments differed from the amounts in this table.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify how actual severance payments differed from those set forth in the referenced table.

49.	Please clarify how the “case by case basis” mentioned in footnote 2 generated the cash severance bonus mentioned in the table. Also describe how the Malaysian Annual Wage Supplement mentioned in footnote 3 is determined.

Response: The amounts reported in the column “Cash Severance Bonus” for Messrs. Bian-Ee Tan, Ingram and Stewart represent amounts that would have been paid to each named executive officer if he had been terminated on October 31, 2007 based on the Company’s past practice of paying the bonus earned for a year on the date of termination if the termination occurs on or after the last day of the applicable fiscal year but prior to the regular payment date for such bonus. While severance benefits are determined on a case by case basis for Malaysian employees and Mr. Bian-Ee Tan is not entitled to any severance from the Company in the event of any termination of his employment, the Company’s past practice with respect to bonus payment upon termination makes the payment of such amount likely. The Malaysian Annual Wage Supplement

October 1, 2008

is not applicable to the amounts that would be paid to Mr. Bian-Ee Tan and have been removed from the disclosure.

Limitations of Liability, page 121

50.	We note that your disclosure in this section is qualified by the Singapore Companies Act. Please explain the extent to which that Act changes the statements made in your disclosure.

Response: The statements disclosed on page 121 of the Registration Statement are currently consistent with the Singapore Companies Act (the “Act”) and would not need to be changed. The disclosure, however, is subject to any future amendments to Section 172 of the Act. Section 172 states that if there is a provision in a company’s articles or in any contract with a company which exempts or indemnifies any director or officer against any liability which by law would otherwise attach in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company, then such provision shall be void. The Company has revised its disclosure in Amendment No. 1 to clarify that its articles are subject to the provisions of the Act in effect from time to time.

Share Issuances, page 123

51.	With a view toward clarified disclosure, please tell us:

•	whether any of your affiliates have any ownership or other affiliation with KKR Capstone; and
•	why the investment by an affiliate of Capstone in Bali would result in a subscription for your shares, and when the subscription resulted in the issuance of shares.

Response: As disclosed in the Registration Statement, KKR Capstone is a consulting firm that works exclusively for portfolio companies affiliated with domestic and overseas investment funds that are affiliated with Kohlberg Kravis Roberts & Co. LLC (“KKR”). The Company has been advised that KKR does not have any ownership interest in KKR Capstone.

KKR Capstone made an investment in Bali Investments S.ar.l, a Luxembourg limited company (“Bali”), which was immediately followed by an investment from Bali in Avago. Both transactions were completed on or about February 3, 2006. As disclosed in the Registration Statement, the investment funds affiliated with KKR and Silver Lake Partners also are beneficial owners of Avago through their investments in Bali.

The Company’s disclosure relating to this investment has been clarified.

52.	Please ensure that you have filed your related-party agreements, including the Capstone consulting agreement and the option agreement mentioned on page 128. Disclose when the option was granted and the nature and duration of the “post-acquisition support activities” provided.

Response: The Company has revised its disclosure in Amendment No. 1 to include the date the option was granted and the nature and duration of the “post-acquisition support activities.” The Company has previously filed the Capstone option agreement with the Registration Statement and is filing the consulting agreement as an exhibit to Amendment No. 1.

October 1, 2008

Amended and Restated Shareholder Agreement, page 125

53.	Please describe how and why the agreement was changed in connection with this offering.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that the amendments were implemented to delete sections of the agreement that become inoperative once the Company is public and also to remove or limit consent requirements and similar restrictions that were appropriate in a closely held company but were deemed unnecessary in a public company.

Board Composition, page 125

54.	Please clarify how the provisions of this agreement are enforceable if the equity investors cease to own a majority of your shares.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that the contractual right is merely to designate one or more directors, but that such directors are subject to election by the shareholders at the Company’s annual general meeting.

Advisory Agreement, page 127

55.	Based on your disclosure on page 167, it appears that this offering is a financing that requires payment as mentioned in the second paragraph. If so, please say so directly here and quantify the amount of the payment. Also tell us how the payment is reflected in your “Use of Proceeds” disclosure.

Response: The Company has revised its disclosure in Amendment No. 1 as requested. The amount to be disclosed in “Use of Proceeds” will represent the aggregate amount payable to the equity sponsors in termination of the Advisory Agreement, including the portion related to the financing contemplated by the Registration Statement. This information will be completed when pricing information is inserted and a closing date for the offering can be estimated. An estimated closing date is necessary to calculate the payment because the amount represents the present value of unremitted fees using the then-effective interest rate applicable to treasury securities.

Principal Shareholders, page 130

56.	Please include a row in the table for James Stewart.

Response: The Company has revised its disclosure in Amendment No. 1 to include a row in the Principal Shareholders table for James Stewart.

57.	Refer to footnotes 11 and 17. Shares beneficially owned as defined by applicable rules must be included in the table, even if beneficial ownership is disclaimed.

Response: The Company has confirmed with the shareholder that neither Mr. Clammer nor Mr. Kerko possesses or shares voting or dispositive authority over the shares owned by the investment funds affiliated with KKR, and thus neither has beneficial ownership of such shares. Accordingly, the Company respectfully submits that the disclosure of shares beneficially owned in the table is correct. To clarify the disclosure, however, in Amendment No. 1 the sentence disclaiming beneficial ownership has been removed.

October 1, 2008

58.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Seletar and Geyser.

Response: The Company will make an inquiry of these shareholders and respond to this comment once the information is received.

Comparison of Shareholder Rights, page 144

59.	The first sentence of this section indicates that you have described only “certain” material differences. Please tell us which material differences you have omitted from your disclosure.

Response: The Company has revised its disclosure in Amendment No. 1 to omit the word “certain.”

60.	Expand your comparative discussion of shareholder rights to address whether Singapore law, or your memorandum and articles of incorporation:

•	requires a majority of your directors to be independent;
•	permits cumulative voting; and
•

allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Response: The Company notes to the Staff that neither Delaware nor Singapore law requires that a majority of a board of directors be independent; independence requirements are based on stock exchange listing requirements in compliance with federal securities laws. The Company has included disclosure in the Registration Statement regarding its compliance with such independence requirements and its intent to rely on the “controlled company” exemption provided thereunder. Accordingly, the Company respectfully submits that expanding the referenced disclosure to address the first bullet point above is unnecessary. The Company has revised its disclosure in Amendment No. 1 to provide the requested comparative disclosure with respect to the second and third bullet points.

Quorum Requirements, page 147

61.	Please clarify how a meeting could ever be attended by less than a majority of the shares present.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that for a quorum to exist there must be present, in person or by proxy, shareholders holding a majority of the ordinary shares of the Company.

Shareholder Action Without A Meeting, page 150

62.	Please reconcile your statement regarding written consents with section 35 of exhibit 3.2.

Response: The Company has deleted Section 35(a) in its revised form of Memorandum and Articles of Association which incorrectly provided for shareholder action by written consent, so

October 1, 2008

that it is consistent with the disclosure in the Registration Statement. The revised Memorandum and Articles of Association has been filed as an exhibit to Amendment No. 1.

Tax Considerations, page 158

Passive Foreign Investment Company, page 160

63.	Discuss an investor’s option under IRS rules to make or maintain a Qualified Electing Fund (“QEF”) election should you be deemed to be a Passive Foreign Investment Company. In particular, disclose whether you intend to provide an investor with the information needed to make or maintain a QEF election.

Response: The Company has revised its disclosure in Amendment No. 1 to discuss an investor’s option under IRS rules to make a QEF election should the Company be deemed a Passive Foreign Investment Company. The Company also revised its disclosure in Amendment No. 1 to state that it does not intend to provide an investor with the information needed to make or maintain a QEF election.

Underwriting, page 164

64.	From the third paragraph under the table, it is unclear whether the option to acquire additional shares is solely to cover over over-allotments. Please revise or advise.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that the option to acquire additional shares is solely to cover over–allotments.

65.	Please address the last sentence of Regulation S-K Item 508(l)(1).

Response: The Company has revised its disclosure in Amendment No. 1 to address the last sentence of Regulation S-K Item 508(l)(1).

66.	Please describe the applicability of Regulation M to the statement that in connection with the offering “the underwriters may purchase and sell our ordinary shares in the open market.”

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment.

Relationships, page 167

67.	With a view toward clarified disclosure, please tell us whether any of the underwriters will receive any of the proceeds from the offering used to repay debt or otherwise.

Response: Other than discounts paid by the Company, the Company has been advised that none of the underwriters expect to receive any of the proceeds from the offering, except to the extent that the underwriters hold debt securities that are repaid with the proceeds of the offering. The Company understands that one underwriter currently holds as principal an amount of the 10 1/8% senior notes due 2013 of Avago Finance. The underwriters and their affiliates may from time to time purchase or sell debt or equity securities of the Company as principal. In the interest of more relevant disclosure, the Company undertakes to supplementally inform the Staff, as of a date closer to the Offering and prior to the printing of the preliminary prospectus, of the amount of debt securities, if any, then held as principal by the underwriters that would be repurchased with proceeds of the Offering, and to make appropriate revisions to the disclosure as necessary. In addition, the

October 1, 2008

underwriters or their affiliates may from time to time hold debt securities of the Company’s subsidiaries on behalf of customers or for the benefit of investors in investment funds managed by affiliates of the underwriters.

As noted on page 174 of Amendment No. 1, Kohlberg Kravis Roberts & Co., L.P. is entitled to a fee equal to 0.5% of the aggregate value of the offering contemplated by the Registration Statement, pursuant to the terms of the Advisory Agreement entered into on December 1, 2005 in connection with the closing of the SPG Acquisition. Kohlberg Kravis Roberts & Co., L.P. is an affiliate of KKR Capital Markets LLC. As noted on pages 38 and 132 of Amendment No. 1, the Company intends to terminate the Advisory Agreement upon the completion of this offering pursuant to its right to terminate in connection with a change of control or initial public offering, and to make the required termination payment to Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company of the present value of unpaid quarterly advisory fees that, absent termination, would otherwise be paid over the remaining term of the agreement, in accordance with the Advisory Agreement.

68.	Please clarify whether the reference to past services in the first sentence of the last paragraph of this section refers to the services mentioned in the previous paragraphs of this section. If not, please describe the services with greater specificity.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment.

Stamp Taxes, page 168

69.	Please clarify whether United States investors must pay any stamp taxes.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that stamp taxes will not be imposed by the United States on investors in connection with the purchase of ordinary shares in the Offering.

Where You Can Find Additional Information, page 172

70.	We note from your cover letter that you intend to use domestic forms although you believe that you are a foreign private issuer. We also note your disclosure here that you intend to file proxy statements. With a view toward clarified disclosure, please tell us whether you intend to apply any of the Exchange Act exemptions available to foreign private issuers, such as Rule 3a12-3(b). Also tell us whether your subsidiaries will continue to use forms available only to foreign private issuers.

Response: The Company does not presently intend to apply any of the Exchange Act exemptions available to foreign private issuers. As noted in the cover letter, the Company has one reporting subsidiary, Avago Finance, which presently furnishes periodic reports to the Commission as a voluntary filer in accordance with reporting requirements contained in the indentures governing its outstanding notes. From and after the Company becoming a reporting company under the Exchange Act, Avago Finance intends to file on the same forms as used by its parent, i.e., the forms applicable to a domestic issuer.

October 1, 2008

We do note, however, that the Commission has pending proposed amendments to the rules applicable to foreign private issuers (Release Nos. 33-8900; 34-57409; International Series Release No. 1308). Should the proposed rules be adopted or other significant rule changes applicable to foreign private issuers be amended materially prior to the Company’s registration statement being declared effective, the Company may reconsider its position and related disclosure as to when it terminates use of the foreign private issuer forms.

Financial Statements

General

71.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Response: The Company confirms that Amendment No. 1 includes updated financial statements required by Rule 3-12 of Regulation S-X.

Audit Report, page F-3

72.	We note the combined balance sheet at October 31, 2005 referenced in the audit report on page F-3 is not included in this filing. Please revise the financial statements to include this balance sheet or have your auditors remove the reference to the combined balance sheet in their report.

Response: The auditors have revised their report in Amendment No. 1 to remove the reference to the combined balance sheet from the audit report.

Note 1. The Subsidiary Guarantors, page F-10

73.	Please tell us whether Avago Technologies Limited is an issuer or guarantor of the outstanding notes or senior credit agreement. In addition, we note the discussion in the first sentence stating that you and your “material” subsidiaries are issuers or guarantors…. Please clarify how you define material and whether all subsidiaries not included in this discussion are considered minor as defined in Rule 3-10(h)(6) of Regulation S-X. Please revise to disclose the reason that separate financial statements are not required for Avago Technologies Limited under Rule 3-10. In addition, tell us the specific paragraph of Rule 3-10 you relied on for the exception to the general rule of paragraph a(1) and the guidance you relied on for the reporting relief from providing condensed consolidating financial information.

Response: The Company acknowledges that this disclosure was inaccurate and has corrected Amendment No. 1. The Company notes that it is not an issuer or guarantor of the notes or the obligations under the senior credit agreement. Accordingly, Item 3-10 is not applicable to the Company.

Note 8. Retirement Plans and Post-Retirement Benefits, page F-34

74.	We note that your assumption for the ultimate medical cost trend rate reflect a decrease from 10% to 5% from the current medical cost trend rate. Please revise to disclose the basis for this decline in the medical cost trend rate.

October 1, 2008

Response: The Company respectfully submits that the initial medical cost trend of 10 percent used in its Predecessor’s financial statements represented the anticipated health care costs for the next fiscal year, while the ultimate medical cost trend of 5 percent represented the rate expected in 5 years. The Company understands that the difference between the initial trend and the ultimate trend was based on discussions involving the Predecessor and its actuaries and represented the then macro-economic view that health care costs were expected to trend down towards the 5 percent level in 5-6 years. The Company respectfully submits that it has not revised the disclosure in Amendment No. 1 because the disclosure relates to financial statements that were issued by Predecessor.

Note 11. Shareholders’ Equity, page F-39

75.	We reference your discussion in Note 11 of the ordinary shares issued to employees that should be considered temporary equity under Accounting Series Release No. 268. Please revise to classify these amounts outside of permanent equity as required by ASR 268.

Response: The Company respectfully submits that the temporary equity was 1.7 percent of total shareholders’ equity as of August 3, 2008 and less than 3 percent in any of the periods presented as per below. This relative percentage will be further significantly reduced upon completion of the offering contemplated by the Registration Statement. On the basis of materiality and considering the disclosure already made in the footnotes, the Company does not believe it is necessary to show this information as a separate caption on the balance sheet.

	October 31, 2006	October 31, 2007	August 3, 2008
		(in millions)
Temporary Equity	$19	$17	$13
Total Shareholders’ Equity	$842	$693	$756
	2.3%	2.5%	1.7%

Note 12. Restructuring and Asset Impairment Charges, page F-45

76.	Please revise to disclose the events and circumstances that resulted in the significant impairment charges recorded during the year ended October 31, 2007.

Response: The Company has revised its disclosure in Amendment No. 1 to include additional disclosure in Note 12 to the Consolidated Financial Statements.

Note 16. Sale of the Camera Module Business, page F-52

77.	Please revise to disclose the reason that the sale of the camera module business did not meet the requirements of SFAS 144 to be reflected as a discontinued operation.

Response: The Company has revised its disclosure in Amendment No. 1 to discuss why the sale of the camera module business did not meet the requirements of SFAS 144 to be reflected as a discontinued operation.

Based on SFAS 144 and EITF 03-13, Predecessor concluded that it had continuing involvement with the disposed business as it would continue to be the primary supplier to the buyer

October 1, 2008

(Flextronics) for a key component of the Camera Module products, and therefore the divestiture did not meet the criteria for discontinued operations.

Note 17. Discontinued Operations, pages F-53 to F-57

78.	Please tell us how the discontinued operations amounts included on pages F-53 to F-58 agree with the statements of operations.

Response: The discontinued operations amounts included in Note 17 to the Consolidated Financial Statements of the Registration Statement did not include disclosure on the results of operations from the “point of care testing” operation of the Company, which was sold in the fourth quarter of fiscal year 2007, because it was not material. The Consolidated Statement of Operations includes the results from the “point of care testing” operation in “income from and gain on discontinued operations, net of income taxes.”

The Company supplementally advises the Staff that the “point of care testing” operations’ assets sold as of the closing date consisted of $1 million of inventory, and the amounts included in income (loss) from and gain on discontinued operations, net of income taxes was $(2) million, $0 million, $(2) million and $(2) million, $(2) million and $0 million for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, and the nine months ended July 31, 2007 and August 3, 2008, respectively.

Recent Sales of Unregistered Securities, page II-2

79.	We note your disclosure on page F-10 that you are the issuer and guarantor of notes. Please tell us why those securities transactions are not disclosed in this section.

Response: As also noted in response to Comment 73, this disclosure was inaccurate and has been corrected in Amendment No. 1. The Company is not an issuer or guarantor of the notes.

80.	We note your reference to 1,946 investors on page II-2. Please provide us your analysis of whether you were required to register your securities under Section 12(g) of the Exchange Act. Cite all authority on which you rely.

Response: Of the 1,946 investors identified on page II-2, 113 are holders of ordinary shares and 1,946 have been granted options to purchase ordinary shares under compensatory stock option programs. The aggregate total is greater than 1,946 due to the fact that some employees hold both ordinary shares and compensatory stock options.

The Company respectfully submits that the ordinary shares and the compensatory stock options are each a separate class of equity securities for purposes of analysis under Section 12(g) of the Exchange Act. With respect to the ordinary shares, registration under the Exchange Act is not required prior to the initial public offering contemplated by this registration statement because such class is held by fewer than 300 or more persons resident in the United States as provided in Rule 12g3-2(a). With respect to the compensatory stock options, the Company is in compliance with the exemption provided for in Rule 12h-1(f), which exemption was perfected prior to the time that the Company would otherwise have been required to file a registration statement under the Exchange Act in respect of such class of equity securities.

October 1, 2008

Exhibits

81.	Please ensure that your incorporation by reference is accurate. For example, some of the exhibits that refer to footnote 1 are not filed with the version of the registration statement cited in that footnote.

Response: The Company has revised the incorporation by reference to resolve any inaccuracies.

82.	Please tell us why the tax opinions mentioned on page 158 are not filed. Also file appropriate consents.

Response: The Company confirms that it will file the requested tax opinions and consents in a pre-effective amendment to the Registration Statement.

83.	Please identify who provided the advice mentioned on pages ii and 29, and file that party’s consent as an exhibit.

Response: The Company has revised its disclosure in Amendment No. 1 to remove the reference to third party advice.

84.	Please file complete exhibits, including exhibits and other attachments to those documents. For example, we note the exhibits missing from exhibits 10.45 and 10.46.

Response: The Company has filed with Amendment No. 1 exhibits and other attachments to the exhibits.

85.	Please tell us why you include in this filing only a portion of the indentures identified in the registration statement related to the 2007 exchange offer.

Response: The Company has revised Amendment No. 1 to incorporate by reference its previously filed supplemental indentures identified in the Registration Statement on Form F-4 (file no. 333-137644) filed by Avago Finance in connection with its 2007 exchange offer. In addition, the Company has filed as exhibits to Amendment No. 1 additional supplemental indentures entered into since the time of the exchange offer. Accordingly, all of the amendments and supplements to the indentures have been filed with Amendment No. 1.

86.	Please provide us your analysis supporting your conclusion that you need not file the collective bargaining agreements mentioned on page 84.

Response: The Company respectfully submits that all of its collective bargaining agreements represent contracts “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” which by operating of Item 601(b)(10) of Regulation S-K are not required to be filed unless the contract falls into one or more of the categories specified in that item. The only sub-item that a collective bargaining agreement could arguably fall under is 601(b)(10)(ii)(B) and then only if the registrant’s business is “substantially dependent.” As indicated in the Registration Statement, approximately 8 percent of the Company’s employees are covered by the Singapore collective bargaining agreement. The Singapore collective bargaining agreement is being filed as an exhibit to Amendment No. 1. None of the other collective bargaining agreements to which the Company is a party covers a material number of employees or otherwise represents a contract on which the Company is substantially dependent.

87.	Please file the option agreements with your executive officers that reflect their performance

October 1, 2008

vesting arrangements.

Response: The Company has filed the form of option agreements with its executive officers in Exhibits 10.24 and 10.25 as requested in Amendment No. 1. The performance vesting arrangements with the executive officers are further described in “Management—Executive Compensation—Compensation Discussion and Analysis.”

Exhibits 23.1 and 23.2

88.	Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

Response: Amendment No. 1 includes a currently dated and signed consent from the Company’s independent registered public accounting firm.

Undertakings, page II-7

89.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: The Company has included in Amendment No. 1 the requested undertakings.

Signatures, page II-7

90.	Please provide a signature from the registrant’s authorized representative in the United States.

Response: The Company has included in Amendment No. 1 signature from the Company’s authorized representative in the United States.

*   *   *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited William H. Hinman, Jr., Simpson Thacher & Bartlett LLP